Exhibit 99.1

Scorpio Tankers Inc. Announces Signing of Newbuilding Contracts

MONACO -- (Marketwire) – June 6, 2011 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced that it has signed contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea to construct five 52,000 DWT product tankers for approximately $37.4 million each.  These vessels will be the first to be delivered from the Hyundai Group with new propulsion technology including the ‘B’ type ultra-long stroke electronically controlled main engine.  These enhancements are expected to reduce the vessels’ consumption of fuel by approximately 10% compared to existing designs.  The vessels are scheduled to be delivered to the Company between August 2012 and November 2012.

Emanuele Lauro, the chief executive officer and chairman of the board commented, “These newbuilding contracts represent a milestone for Scorpio Tankers.  We are delighted by the cooperation of Hyundai Mipo Dockyard to achieve a design that includes the latest technology available to reduce air emissions, improve fuel consumption, and raise the safety and commercial profile of the vessels."

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker with an average age of 5.4 years.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616